May 21, 2019

Bizuo Liu
Chief Executive Officer and Chief Financial Officer
Cellular Biomedicine Group, Inc.
1345 Avenue of the Americas
15th Floor
New York, New York 10105

       Re: Cellular Biomedicine Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed April 30, 2019
           File No. 001-36498

Dear Mr. Liu:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Business
Overview, page 4

1. In future filings, please expand the description of your license and collaboration agreement with Novartis to quantify your obligation for development costs and disclose your right to a single digit escalating percentage of net sales of the product in China.


2. In future filings, please expand the description of your license agreement with the
      National Cancer Institute of the National Institutes of Health to disclose all material terms including:
 Bizuo Liu
Cellular Biomedicine Group, Inc.
May 21, 2019
Page 2
             The aggregate amounts paid to date;
             Your annual royalty obligation;
             The single digit percentage of net sales royalty obligation; and Contract term and termination provisions.
3. We note your disclosure on page 5 that you entered into a license agreement with Augusta
         University. In future filings, please provide expanded disclosure to describe the material terms of the agreement, including:
           The aggregate amounts paid to date;
           The royalty percentage or a reasonable range;
           Product candidates associated with the license;
           Each parties' obligations; and
           Contract term and termination provisions.
Biopharmaceutical Business, page 10

4. We note your disclosure that the Re-Join and AlloJoin clinical trials demonstrated that the product candidates are safe and effective. Safety and efficacy determinations are solely within the authority of the National Medical Products Administration. In future filings, please remove statements and inferences that your product candidates are safe or effective.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 67

5. Please tell us whether you track any of your research and development costs incurred by pipeline program area. If so, tell us your consideration for disclosing this information in your filing to provide additional context to your research and development activities. If not, tell us your consideration for disclosing the fact that you do not track these costs by pipeline program area and for providing other quantitative or qualitative disclosure that provides transparency as to the types of costs incurred and concentrations of effort expended.
Notes to Consolidated Financial Statements
Note 3: Summary of Significant Accounting Policies
Use of Estimates, page F-9

6. Please tell us why you indicate that inventory valuation is a significant accounting estimate and why you include inventory as a critical accounting estimate on page 60 in
FirstName LastNameBizuo Liu and Analysis when you do not appear to have inventories on
       Management's Discussion
       your balance sheet and do not include a separate policy disclosure in
Note 3. To the
Comapany NameCellular Biomedicine Group, Inc. 31, 2018, explain how they are utilized in extent you have inventories through December
May 21, 2019 Page 2 cell therapy technology services or cell banking storage.
       providing your
FirstName LastName
 Bizuo Liu
FirstName LastNameBizuo Liu
Cellular Biomedicine Group, Inc.
Comapany NameCellular Biomedicine Group, Inc.
May 21, 2019
May 21, 2019 Page 3
Page 3
FirstName LastName
Investments, page F-12

7. You disclose that you account for your marketable securities held as available-for-sale
         (AFS) securities. As it is apparent from Note 6 that your investments are all equity investments and you indicate on page F-14 that you adopted ASU 2016-01, please tell us how your policy to classify and account for these investments as AFS securities is consistent with the guidance in ASU 2016-01.
8. Please tell us why the fair value of your investments is dependent upon whether it is marketable or non-marketable. In this regard, it appears that the process of valuing a marketable security may be different from that of a non-marketable security, but the fair value of any given individual security is based on its individual fact pattern whether it is marketable or not.
Note 8: Intangible Assets, page F-20

9. It appears that a significant amount of your $7.7 million in remaining patent, knowhow and license intangible assets at December 31, 2018 came from your 2014 acquisition of
         Agreen Biotech Co. Ltd that are being amortized over 10 years. Given your decision to deprioritize your cell therapy technology services as disclosed on page 66 that has resulted in a decline in your revenues to $224,403 in 2018, please tell us whether this change in focus is a triggering event to test for impairment under ASC 360-10-35-21 and explain why or why not. In any regard, please tell us how these assets are recoverable given your current levels of revenues.
Note 11. Equity, page F-21

10. Please refer to the share purchase agreement with Novartis Pharma AG referred to herein and to the license and collaboration agreement with Novartis in
Exhibit 10.31 to your
         filing. Please tell us how you account for these agreements and reference for us the authoritative literature your rely upon to support your accounting. In your response tell us your consideration of ASC 730-20-25-12 as it relates to the premium Novartis paid for its
         9% investment in your common stock.
Form 10-Q for the Quarterly Period Ended March 31, 2019

General

11. To the extent that you continue to conduct conference calls to discuss your quarterly operating results like the one you held on May 1, 2019, please represent to us that, in the future, you will furnish your related earnings releases as stipulated in Item 2.02 of Form 8-
         K.
 Bizuo Liu
FirstName LastNameBizuo Liu
Cellular Biomedicine Group, Inc.
Comapany NameCellular Biomedicine Group, Inc.
May 21, 2019
Page 4
May 21, 2019 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at
(202) 551-
3614 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance